Exhibit 99.1

Advanced Sensors Maker HENSOLDT Purchases Nano Dimension
DragonFly Pro System to Accelerate Innovation

●	Early DragonFly Adopter HENSOLDT utilizes Nano Dimension’s precision additive manufacturing platform for printed electronics to conduct rapid prototyping

●	Nano Dimension reseller Phytec New Dimensions facilitated sale

NESS ZIONA, Israel, December 17, 2018 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that it has received a purchase order for a DragonFly Pro 3D system from HENSOLDT, formerly part of Airbus Defense, which focuses on sensor technologies for protection and surveillance missions.

HENSOLDT was formed in 2017 from the Airbus Group’s defense electronics activities. The multinational corporation provides advanced solutions for armed forces and security agencies. In 2017, HENSOLDT joined Nano Dimension’s early adopter beta program and leveraged on its new abilities in circumventing traditional prototyping limitations primarily to develop sensor parts with real-time information for defense functions.

Following the successful trial period where HENSOLDT familiarized itself with Nano Dimension’s technologies, the German company is now upgrading to the latest DragonFly Pro system to further its rapid prototyping efforts in sensor systems. The purchase was facilitated by Phytec New Dimensions, Nano Dimension’s value-added channel partner in the country.

Nano Dimension’s award-winning DragonFly Pro system enables designers and engineers to prototype and produce functional sensors and other RF parts in-house, owing to its ability to precision 3D print metal and polymer simultaneously.

“Performance is one of the most important buying decisions for HENSOLDT customers, therefore it’s crucial we adhere to the highest standards during the design and concept phase of product development,” said Andreas Salomon, team leader Broadband RF Units & Layout, HENSOLDT. “The DragonFly Pro system offers us a significant advantage as it allows us to experiment with complex new designs and accelerate our design verification process.”

“HENSOLDT is a prime example of how our unique multi-material additive manufacturing technology can rapidly accelerate development cycles and time-to-market,” said Amit Dror, CEO of Nano Dimension. “We have been working with HENDSOLT since we initiated our beta program two years ago and are excited to see how they are continuing to leverage our multi-material additive manufacturing technology into new application areas to further increase efficiencies across its development process.”

“We are excited to complete our sale of the DragonFly Pro system to HENSOLDT, a pioneer in the additive manufacturing of sensors,” said Sven Dengel, CEO of Phytec New Dimensions. “With its novel multi-material capability, the DragonFly Pro is bringing rapid prototyping and agile workflow possibilities to electrical engineers and companies from many industries. We are currently working with our customers to help them identify the next generation of electronics with the DragonFly Pro and to develop new applications. As an example, we have printed multi-layer 3D circuit boards with antennas, sensors, and workarounds with BGAs, all for rapid and agile prototyping. The rapid nature of these designs allows DragonFly Pro users to experiment with several ideas, and as such the earlier this is done in the development life cycle the better.”

Integrating an extremely precise inkjet deposition printer with dedicated nano-inks and optimized 3D software, the award-winning DragonFly Pro is transforming additive manufacturing for electronics development by enabling companies to take control of their entire development cycle.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About HENSOLDT

HENSOLDT is a pioneer of technology and innovation in the area of defense and security electronics. The company, headquartered in Germany, is a market leader in civilian and military sensor solutions, developing new products based on disruptive concepts in such fields as big data, robotics and cyber security. HENSOLDT, which was spun off from the Airbus Group in 2017, today generates revenues of more than 1 billion euros per year with a workforce of some 4,300 employees.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com